Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Files 2009 Annual Report

NEW YORK, NY, March 11, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today filed its annual report for the year ended December 31, 2009.  The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is available on www.thomsonreuters.com in the Investor Relations section. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com or by phone at + 1.800.969.9974.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

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Calvin Mitchell III
Senior Vice President, Corporate Affairs
+1 646 223 5285
calvin.mitchell@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com
INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com